April 7, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Steve Lo
Craig Arakawa
George K. Schuler
Michael Purcell
Irene Barberena-Meissner

Re:	U.S. GoldMining Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed March 29, 2023
File No. 333-269693

Ladies and Gentlemen:

This letter is submitted on behalf of U.S. GoldMining Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated April 5, 2023 (the “Comment Letter”) regarding the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on March 29, 2023 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which has been amended in response to the Staff’s comments in the Comment Letter.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No. 3 in response to the Staff’s comments. All page references in the responses set forth below refer to page numbers in Amendment No. 3 as filed conterminously here with. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Registration Statement on Form S-1

Cover Page

1.	Disclose whether your offering is contingent upon on final approval of your NASDAQ listing on your cover page. Please ensure the disclosure is consistent with your underwriting agreement.

The Company acknowledges the Staff’s comment and advises the Staff that Amendment No. 3 contains disclosure on the cover page that the offering is contingent upon final approval of NASDAQ listing. Please see the cover page of Amendment No. 3.

Haynes and Boone, LLP	30 Rockefeller Plaza | 26th Floor | New York, NY 10112 T: 212.659.7300 | haynesboone.com

U.S. Securities and Exchange Commission

April 7, 2023

2.	To the extent you intend to proceed with your offering if your NASDAQ listing is denied, revise your cover page to indicate that the offering is not contingent on NASDAQ approval of your listing application and that if the shares are not approved for listing, you may experience difficulty selling your shares. Include risk factor disclosures to address the impact on liquidity and the value of shares.

The Company acknowledges the Staff’s comment and advises the Staff that in connection with the response to Staff’s comment #1 above, Amendment No. 3 contains disclosure on the cover page that the offering is contingent upon final approval of NASDAQ listing. Please see the cover page to Amendment No. 3.

Risk Factors

The market price of our securities may be volatile, which could result in substantial losses for investors purchasing securities, page 30

3.	We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Please revise this risk factor to address the potential for rapid price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility may make it difficult for prospective investors to assess the rapidly changing value of your stock.

The Company acknowledges the Staff’s comment and advises the Staff that Amendment No. 3 includes a new risk factor addressing the potential for rapid price volatility and any known factors particular to this offering that may add to this risk and discusses the risks to investors when investing in stock where the price is changing rapidly. This new risk factor clearly states that such volatility may make it difficult for prospective investors to assess the rapidly changing value of the Company’s stock. Please see page 31 of Amendment No. 3.

Dilution, page 37

4.	Please tell us how you derived pro forma as adjusted net tangible book value of $11.4 million and the related per share amount of $0.98 as of November 30, 2022.

The Company acknowledges the Staff’s comment and advises the Staff that the pro forma as adjusted net tangible book value of $11.4 million and the related per share amount of $0.98 as of November 30, 2022, as provided in the Registration Statement filed on March 29, 2023, were derived as follows:

The pro forma as adjusted net tangible book value of $11.4 million represents the Company’s adjusted total tangible assets of $13,686,619 less its adjusted total liabilities of $2,263,792. The adjusted total tangible assets amount was derived by adding the Company’s estimated offering net proceeds after IPO expenses of $13,457,000 to its historical total tangible assets of $229,619 as at November 30, 2022. The adjusted total liabilities amount of $2,263,792 was derived by adding the Company’s approximate offering expenses of $865,000, less its approximate incremental share issue costs associated with the offering of $114,098, to its historical total liabilities as at November 30, 2022 of $1,512,890. The pro forma adjusted net tangible book value per share amount of $0.98 represents the adjusted net tangible book value of $11.4 million, divided by the number of common stock outstanding immediately after the closing of this offering of 11,675,001.

The Company notes that the total offering amount in Amendment No. 3 has been increased from 1,540,000 Units to 2,000,000 Units. Amendment No. 3 includes pro forma as adjusted net tangible book value of $15.7 million and the related per share amount of $1.30 as of November 30, 2022. The amounts were derived as follows:

The pro forma as adjusted net tangible book value of $15.7 million represents the Company’s adjusted total tangible assets of $17,964,619 less its adjusted total liabilities of $2,235,327. The adjusted total tangible assets amount was derived by adding the Company’s estimated offering net proceeds after IPO expenses of $17,735,000 to its historical total tangible assets of $229,619 as at November 30, 2022. The adjusted total liabilities amount of $2,235,327 was derived by adding the Company’s approximate offering expenses of $865,000, less its approximate incremental share issue costs associated with the offering of $142,563, to its historical total liabilities of $1,512,890 as at November 30, 2022. The pro forma adjusted net tangible book value per share amount of $1.30 represents the adjusted net tangible book value of $15.7 million, divided by the number of common stock outstanding immediately after the closing of this offering of 12,135,001.

U.S. Securities and Exchange Commission

April 7, 2023

Exhibits

5.	You disclose on page 95 of the Registration Statement that you will pay certain security dealers up to $200,000 in the aggregate for introductory services in the United States performed in connection with this offering. Please file this agreement as an exhibit to your registration statement.

The Company acknowledges the Staff’s comment and advises the Staff that Amendment No. 3 includes updated disclosure that as of the date of Amendment No. 3, the Company has engaged two registered securities dealers in the United States to provide introductions. Pursuant to the agreements between the Company and such engaged registered securities dealers, the Company will provide an aggregate of $75,000 to them upon the closing of the IPO. The Company may also pay additional registered securities dealers in the United States and investment dealers in Canada up to an additional $125,000, in the aggregate, for the introduction of investors purchasing at least 100 Units in the IPO. The Company will provide information regarding additional registered securities dealers and investment dealers it engages to make introductions of investors purchasing at least 100 Units in the IPO, if any, in subsequent prospectuses. Please see page 95 of Amendment No. 3.

The Company has included side letter agreements for the two registered securities dealers it has engaged as of the date of Amendment No. 3 as exhibits to Amendment No. 3. Please see Exhibits 10.8 and 10.9 of Amendment No. 3.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at 212-659-4974.

Very truly yours,

/s/ Rick Werner
Rick Werner, Esq.

cc:	Tim Smith, U.S. GoldMining Inc. Bruce Newsome, Esq., Haynes and Boone, LLP